Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

ThreeMonths Ended
March 31, 2010
Net Earnings	$1,003
Add (deduct):
Taxes on earnings	319
Capitalized interest cost, net of amortization	(1)
Noncontrolling interests	1

Earnings from Operations, as adjusted	1,322

Fixed Charges:
Interest on long-term and short-term debt	118
Capitalized interest cost	6
Rental expense representative of an interest factor	26

Total Fixed Charges	150

Total adjusted earnings available for payment of fixed charges	$1,472

Ratio of earnings to fixed charges	9.8

NOTE:   For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.